Exhibit 11
                       Calculation of Earnings per Share


                                                          December 31

                                               1998         1997          1996
                                           -----------------------------------------
Weighted Average Shares Outstanding         2,312,422     1,691,301      1,478,972

Common Stock Equivalents                        6,731        16,865            -0-

Average Common Shares and Equivalents,
Fully diluted                               2,319,153     1,708,166      1,478,972

Net income                                 $1,002,844    $1,084,197       $422,540

Basic Earnings per Share                        $0.43         $0.64          $0.29

Diluted Earnings per Share                      $0.43         $0.63          $0.29


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